0 00116 3418

THE LAW FIRM OF

HAMADA & MATSUMOTO

KASUMIGASEKI BUILDING, 25TH FLOOR
2-5, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-6025, JAPAN
TEL: 03-3580-3377

FAX: 03-3581-4713~4715
03-3592-0912,0916
03-5251-7985 (G4)
TLX: J28844 HYLAW

02015069

February 8, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

(File No.: 82-5231)

Re: Fujisawa Pharmaceutical Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Fujisawa Pharmaceutical Company Limited (the "Company"), a joint stock corporation incorporated under the laws of Japan, which obtained exemptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder (the "Rule") in October 2001, hereby furnishes the following information to the Securities and Exchange Commission (the "Commission") in order to maintain such exemptive relief. The Company has provided us with, and has authorized us to make on its behalf, the factual representations contained in this letter.

Attached as ANNEX A is a list of the material information which the Company, since October 1, 2001 through January 31, 2002, has made public pursuant to the laws of Japan, has filed with the Stock Exchanges, or has distributed to its security holders.

The information set forth above is being furnished to the Commission pursuant to subparagraph (1)(iii) of the Rule. In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact Satoshi Nakamura or Nobuhiko Shimose of our firm (telephone: 81-3-3580-3377, facsimile: 81-3-3581-4713).

Very truly yours,

Hamada & Matsumoto

By:______________________________

Satoshi Nakamura
Attorney at Law

By:______________________________

Nobuhiko Shimose
Attorney at Law

ANNEX A

INFORMATION DISTRIBUTED SINCE OCTOBER 1, 2001

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed 1 below is set out in EXHIBIT A and summary English translations of the documents listed 2 and 3 below are included in EXHIBIT B hereto)

1. Semi-Annual Securities Report dated November 30, 2001

2. Brief Statement of Interim Financial Results dated November 8, 2001 for the semi-annual period ended September 30, 2001 (English version attached)

3. Interim Business Report dated November 2001 for the semi-annual period ended September 30, 2001 (summary English translation attached)

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT C hereto)

2002/01/30	Fujisawa Pharmaceutical and Japan Tobacco Sign Agreement in Development and Marketing of JTE-522
2002/01/22	Import Approval of "Path Vysion HER-2 DNA Probe Kit"
2002/01/09	Fujisawa Deutscheland GmbH Starts the Operations
2001/12/19	Fujisawa Licenses Rights to Tacrolimus-coated Stents to JOMED
2001/11/14	Fujisawa will Tie-up with Aventis Pharma for the Sales of Targocid Injection, A Glycopeptide Antibiotic in Japan

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Semi-Annual Securities Report dated November 30, 2001

Semi-Annual Securities Report stating the status as of and the results for the semi-annual period ended September 30, 2001 filed with the Director of Kanto Local Finance Bureau.

EXHIBIT B

ENGLISH VERSION AND SUMMARY ENGLISH TRANSLATIONS

Attached are the summary English translations of the documents referred to in ANNEX A - A. items 2 and 3.

Fujisawa Pharmaceutical Co.,Ltd.
Corporate Communications

4-7, Doshomachi 3-chome, Chuo-ku, Osaka 541-8514 Japan.
Telephone:(06)6206-7857 Facsimile:(06)6206-5016
URL http://www. fujisawa. co. jp/

Fujisawa

November 8, 2001

For Further Information
Yukio Shimonaka, Director
Corporate Communications
Tel. 06-6206-7857
Fax. 06-6206-5016

Fujisawa Announces Interim Financial Results for FY 2002

Japan, November 8, 2001 – Fujisawa Pharmaceutical Co., Ltd. today announced its interim (April 1, 2001 to September 30, 2001) financial results for fiscal year 2002 ending March 2002. This is an extract of certain key information from the announcement. All the information is on a consolidated basis unless otherwise specified and some figures are re-classified from original announcement in Japanese for good uniformity to the definition adopted in annual report. The U.S. dollar amounts in this announcement represent, for convenience only, translations of Japanese yen at the rate of 119.40 yen per one U.S. dollar.

Financial Highlights

	Interim Period				Full Year Period		
	FY2001	FY2002			FY2001	FY2002 Forecast	
	Million Yen	Million Yen	Million US$	% *1	Million Yen	Million Yen	% *1
Net sales	140,192	163,171	1,367	16.4	297,516	332,000	11.6
Operating income	15,538	25,312	212	62.9	33,605	43,000	28.0
Recurring income	17,081	25,828	216	51.2	35,727	45,000	26.0
Net income	9,083	13,212	111	45.5	20,528	24,000	16.9
Shareholders equity	269,307	301,130	2,522	11.8	278,581		
Per share profit(yen)	28.16	40.77	0.34	44.8	63.62		
Total assets	437,294	459,370	3,847	5.0	462,324		
R&D expenses	24,599	26,906	225	9.4	52,015	58,000	11.5

*1: Changes from previous year in %.

Interim Results of FY2002

Net sales

Net sales increased by 16.4% to **163,171 million yen (US $ 1,367 million)** over the same period of the year earlier.

- Sales in Japan increased slightly by 0.2% with **97,658 million yen (US $ 818 million)**. Domestic ethical pharmaceuticals, the Company's main business, was on rise thanks to the immunosuppressant *Prograf*, the antipsychotic agent *Seroquel*, the hypnotic *Myslee* and *Dovonex Ointment* for psoriasis. Increases in these items were more than offsetting the decreases in the sales of the anti-allergy *Intal, the* cephalosporin antibiotic *Cefzon*, the anti-hypertensive *Nivadil* and the anti-glaucoma *Rescula*. Although OTC drugs business and chemicals business also showed unfavorable figures, the total sales in Japan increased slightly due to increased sales of the ethical pharmaceuticals business and home care business.
- North America recorded 69.3 % growth with **43,906 million yen (US $ 368 million)**. Fujisawa Healthcare, Inc. showed remarkable sales growth led by *Prograf*, the pharmacologic stress agent *Adenoscan*, the injectable antifungal *AmBisome* and *Protopic Ointment* for atopic dermatitis newly launched in 2001.
- The sales in Europe increased by 30.2 % to **18,848 million yen (US $ 158 million)** from the same period of the previous year. Fujisawa GmbH increased the sales because of the growth of *Prograf* and Klinge Pharma GmbH also increased the sales.
- In the other region, the sales increased by 21.1 % to **2,757 million yen (US $ 23 million)**.

Operating income

Operating income increased by 62.9% to **25,312 million yen (US $ 212 million)** over the same period of the year earlier.

- Increased gross profit more than offset increases in R&D expenses and selling, general and administrative expenses, respectively.
- Operating income in North America and Europe showed remarkable growth thanks to brisk sales of such products as *Prograf, Adenoscan, and AmBisome.*
- R&D expenses for the period were up 9.4% with **26,906 million yen (US $ 225 million)**. Its ratio to sales recorded 16.5%.

Recurring income

Recurring income increased by 51.2 % to **25,828 million yen (US $ 216 million)**, mainly due to increase of operating income. Non-operating incomes and expenses (net) showed decreases in profits. Interest payment decreased at the overseas subsidiaries due to their repayment of the loans.

Net income

- Partial write-off of some investment securities, etc owned by Fujisawa was recorded as extraordinary loss, **1,403 million yen (US $ 12 million)** in total, because of revaluation of such investment securities by the fall of their market price. (Extraordinary income and loss (net) decreased by **1,088 million yen (US $ 9 million)** from the year earlier period.)
- Taxes increased by **3,510 million yen (US $ 29 million)** reflecting the increased pretax income.
  As a result of the above, Net income increased by 45.5% to **13,212 million yen (US $ 111 million)** from the one of the same period of the previous year.

Cash flow

- Cash flow from operating activities was **10,624 million yen (US $ 89 million)** to which pretax income of **24,424 million yen (US $ 205 million)** contributed by large magnitude as well as depreciation and amortization of **9,092 million yen (US $ 76 million)**.
- Cash flow used in investing activities was of **2,067 million yen (US $ 17 million)**. Investments for a new tacrolimus bulk production facility in the Toyama plant, formulation and packaging facility for a new antifungal micafungin in the Takaoka plant, etc., totaled up to **17,255 million yen (US $ 145 million)**. Expenditure for acquisition of marketable securities was **15,627 million yen (US $ 131 million)** and income from the sale of marketable securities was **23,421 million yen (US $ 196 million)**.
- Cash flow used in financing activities recorded decrease of **8,392 million yen (US $ 70 million)**, of which major part was the repayment of short-term borrowings.
- Cash and cash equivalent at the end of the period was **32,781 million yen (US $ 275 million)**, increase of **758 million yen (US $ 6 million)** from the beginning of the period.

Revision of Full-Year Financial Forecasts

Fujisawa today announced the revision of its full year financial forecasts for FY 2002 as follows:

Unit : Million Yen

	Full-Year FY2002		
	Previous Forecasts (A)	**New Forecasts (B)**	(B-A)
Net Sales	332,000	**332,000**	-
Operating Income	41,500	**43,000**	+1,500
Recurring Income	44,000	**45,000**	+1,000
Net Income	23,500	**24,000**	+ 500

(Note) The previous forecasts, which revised the initial forecasts announced in May 2001, were announced on October 1, 2001.

Appendix

I. Financial Information

(1) Balance Sheets

as of :	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001		Changes in Six Months
	Million Yen	Million Yen	Million Yen	Million US$	Million Yen
I. Current assets	**186,191**	**197,054**	**200,931**	**1,683**	**3,877**
1. Cash and cash equivalents	13,633	13,774	19,240	161	5,466
2. Marketable securities and short term-investments	35,759	30,522	23,186	194	(7,336)
3. Accounts receivable	74,501	81,993	77,357	648	(4,636)
4. Inventories	42,293	43,159	45,417	380	2,258
5. Deferred taxes(current)	8,515	9,725	14,328	120	4,603
6. Prepaid expenses and other current assets	11,490	17,879	21,402	179	3,523
II. Fixed assets	**251,102**	**265,269**	**258,439**	**2,165**	**(6,830)**
(1)Property, plant and equipment	**92,571**	**103,613**	**106,404**	**891**	**2,791**
(2)Investments and other assets	**158,530**	**161,655**	**152,033**	**1,273**	**(9,622)**
1. Goodwill and proprietary Technology	17,686	19,042	20,305	159	1,263
2. Excess of cost over net assets acquired-net	875	773	670	6	(103)
3. Investments in securities	110,549	111,462	94,611	792	(16,851)
4. Deferred taxes(fixed)	11,503	13,285	16,414	137	3,129
5. Other assets	17,917	17,093	20,033	168	2,940
III. Translation adjustments	-	-	-	-	-
Total assets	**437,294**	**462,324**	**459,370**	**3,847**	**(2,954)**
Liabilities	**166,062**	**181,795**	**156,160**	**1,308**	**(25,635)**
I. Current liabilities	**95,201**	**116,279**	**88,049**	**737**	**(28,230)**
1. Accounts payables	39,592	48,888	38,688	324	(10,200)
2. Short-term debt	16,200	14,066	7,368	62	(6,698)
3. Accrued liabilities	13,692	19,285	18,748	157	(537)
4. Bond due within one year	1,996	4,283	2,274	19	(2,009)
5. Convertible bond due within one year	10,484	13,369	2,915	24	(10,454)
6. Others	13,237	16,388	18,056	151	1,668
II. Long-term liabilities	**70,861**	**65,515**	**68,110**	**570**	**2,595**
1. Long-term debt	21,848	16,621	19,063	160	2,442
2. Accrued severance indemnities	45,857	45,713	45,640	382	(73)
3. Other long-term liabilities	3,156	3,181	3,407	29	226
Minority interest in consolidated subsidiaries	**1,924**	**1,948**	**2,079**	**17**	**131**
Shareholders' equity	**269,307**	**278,581**	**301,130**	**2,522**	**22,549**
Ⅰ.Common Stock, (50 yen par value)	31,980	32,045	37,237	312	5,192
Ⅱ.Capital surplus	50,625	50,690	55,881	468	5,191
Ⅲ.Retained earnings, others	187,959	197,505	208,728	1,748	11,223
Ⅳ.Unrealized gain(loss) on securities	11,956	8,389	5,316	45	(3,073)
Ⅴ.Translation adjustments	(13,213)	(10,048)	(6,032)	(51)	(4,016)
Liabilities and Shareholders' equity total	**437,294**	**462,324**	**459,370**	**3,847**	**(2,954)**

(2) Statements of Income

	Interim Period				Full Year Period
	FY2001 (a)	FY2002 (b)		Changes (b-a)	FY2001 <FY2002> <Forecast>
	Million Yen	Million Yen	Million US$	Million Yen	Million Yen
Ⅰ. Net sales	**140,192**	**163,171**	**1,367**	**22,979**	**297,516** <332,000>
Ⅱ. Cost of Sales	**50,854**	**56,413**	**472**	**5,559**	**108,424**
Gross profit	**89,338**	**106,758**	**894**	**17,420**	**189,091**
Ⅲ. Selling, general and Administrative expenses (including amortization of excess of cost over net assets acquired)	**49,200**	**54,540**	**457**	**5,340**	**103,471**
Ⅳ. R&D expenses	**24,599**	**26,906**	**225**	**2,307**	**52,015** <58,000>
Operating income	**15,538**	**25,312**	**212**	**9,774**	**33,605** <43,000>
Ⅴ. Non-operating income	**4,780**	**3,152**	**26**	**(1,628)**	**9,947**
1. Interest incomes	1,307	1,182	10	(125)	2,696
2. Dividend	220	157	1	(63)	335
3. Operating profit of money trust	910	-	-	(910)	-
4. Others	2,343	1,813	15	(530)	6,916
Ⅵ. Non-operating expenses	**3,237**	**2,636**	**22**	**(601)**	**7,825**
1. Interest expenses	1,117	691	6	(426)	2,059
2. Foreign exchange loss	668	423	4	(245)	-
3. Others	1,452	1,522	13	70	5,766
Recurring income	**17,081**	**25,828**	**216**	**8,747**	**35,727** <45,000>
Ⅶ. Extraordinary gain	**474**	**-**	**-**	**(474)**	**1,340**
1. Gain on sale of investment securities	-	-	-	-	1,242
2. Gain on reversal of the allowance for doubtful receivables	474	-	-	(474)	97
Ⅷ. Extraordinary loss	**790**	**1,404**	**12**	**614**	**878**
1. Write down of investment securities	414	1,287	11	873	481
2. Write down of golf club memberships	375	116	1	(259)	396
Income before income taxes	**16,765**	**24,424**	**205**	**7,659**	**36,190**
Ⅸ. Income taxes	**7,549**	**11,059**	**93**	**3,510**	**15,489**
Ⅹ. Minority interest in consolidated subsidiaries	**132**	**153**	**1**	**21**	**171**
Net income	**9,083**	**13,212**	**111**	**4,129**	**20,528** <24,000>

(3) Statements of Cash Flows

	Interim Period				Full Year Period
	FY2001 (a)	FY2002 (b)		Changes (b-a)	FY2001
	Million Yen	Million Yen	Million US$	Million Yen	Million Yen
Net income before adjustments for tax	16,765	24,424	205	7,659	36,190
Depreciation and amortization	7,428	9,092	76	1,664	16,102
Provision for accrued severance indemnities, less payments	(506)	70	1	576	(690)
Interests and dividend received (cancellation of accounting treatments)	(1,528)	(1,339)	(11)	189	(3,031)
Interests paid (cancellation of accounting treatments)	1,117	691	6	(426)	2,059
Foreign exchange loss	641	360	3	(281)	-
Write down of investment securities	414	1,287	11	873	481
Write down of golf club membership	375	116	1	(259)	396
(Increase) decrease in trade receivable	3,727	2,582	22	(1,145)	(3,996)
(Increase) decrease in inventory	(3,359)	(2,765)	(23)	594	(6,640)
Increase (decrease) in trade payable	(2,310)	(2,504)	(21)	(194)	81
Others	205	(6,136)	(51)	(6,341)	(2,014)
Sub total	22,969	25,878	217	2,909	38,938
Interests and dividends received (real amount)	1,440	1,224	10	(216)	3,105
Interests paid (real amount)	(1,350)	(834)	(7)	516	(2,192)
Amount paid for income tax, etc.	(4,152)	(15,644)	(131)	(11,492)	(7,982)
Refunded income tax, etc.	1,137	-	-	(1,137)	1,138
Cash flow from operating activities	20,044	10,624	89	(9,420)	33,007
Acquisition of fixed assets	(8,916)	(17,255)	(145)	(8,339)	(20,586)
(Increase) decrease in marketable securities	(2,760)	6,802	57	9,562	(1,133)
Sale of investment securities	19,818	23,421	196	3,603	49,188
Acquisition of investment securities	(20,572)	(15,627)	(131)	4,945	(56,448)
Others	254	590	5	336	5,248
Cash flow from investing activities	(12,176)	(2,067)	(17)	10,109	(23,731)
Net borrowings (repayments) of short-term borrowings	(5,233)	(6,522)	(55)	(1,289)	(8,681)
Borrowings of long-term debt	-	2,200	18	2,200	-
Repayments of long-term debt	(25)	(2,090)	(18)	(2,065)	(55)
Dividends paid	(2,257)	(1,936)	(16)	321	(4,193)
Payments for dividends to minority shareholders, etc.	(31)	(44)	(0)	(13)	(41)
Cash flow from financing activities	(7,547)	(8,392)	(70)	(845)	(12,970)
Effect of exchange rate changes on cash and cash equivalents	91	821	7	730	741
Net increase (decrease) in cash and cash equivalents	411	986	8	575	(2,952)
Cash and cash equivalents at beginning of year	34,998	32,023	268	(2,975)	34,998
Decrease of cash and cash equivalents for subsidiary removed from consolidation	(22)	(228)	(2)	(206)	(22)
Cash and cash equivalents at end of year	35,387	32,781	275	(2,606)	32,023

(4)Currency Conversion Rates

		Interim Period				Full year			
		FY2001		FY2002		FY2001		FY2002	
		Ave.*	End**	Ave.*	End**	Ave.*	End**	Ave.*	End**
The rates used for consolidation work (financial year January through December)	US$	106.94	105.50	120.78	124.60	108.42	114.75	119.50	115.00
	Euro	101.61	100.40	107.18	105.16	99.56	106.57	105.90	100.00
The rates affected parent's business (financial year April through March)	US$	107.15	108.00	122.01	119.40	111.19	123.90	118.50	115.00
	Euro	98.06	95.04	107.91	109.26	100.45	109.28	104.00	100.00

* Average during the period.(for items in statement of income mainly)

** : At end of the period.(for items in balance sheets mainly)

Ⅱ.Segment Information

(1) By Business Lines

	Interim FY2002				
	Pharma	Others	Sub-total	Eliminations or corporate	Total
I. Sales and operating earning					
(1)Net sales to unrelated entities	**147,802**	**15,368**	**163,171**	**-**	**163,171**
(2)Transfers between business segments	4	2,579	2,584	(2,584)	-
Total	147,807	17,948	165,756	(2,584)	163,171
Operating expenses	122,736	17,746	140,483	(2,624)	137,859
Operating income	**25,071**	**201**	**25,272**	**39**	**25,312**
II. Assets, depreciation and capital expenses					
Assets	**340,386**	**38,169**	**378,556**	**80,813**	**459,370**
Depreciation and amortization	7,865	1,226	9,092	-	9,092
Capital expenses	14,148	906	15,054	-	15,054

	Interim FY2001				
	Pharma	Others	Sub-total	Eliminations or corporate	Total
I. Sales and operating earning					
(1)Net sales to unrelated entities	**122,732**	**17,460**	**140,192**	**-**	**140,192**
(2)Transfers between business segments	6	2,476	2,483	(2,483)	-
Total	122,739	19,937	142,676	(2,483)	140,192
Operating expenses	107,494	19,674	127,168	(2,514)	124,654
Operating income	**15,245**	**263**	**15,508**	**30**	**15,538**
II. Assets, depreciation and capital expenses					
Assets	**295,639**	**39,148**	**334,788**	**102,506**	**437,294**
Depreciation and amortization	6,225	1,203	7,429	-	7,429
Capital expenses	7,685	1,013	8,698	-	8,698

	FY2001				
	Pharma	Others	Sub-total	Eliminations or corporate	Total
I. Sales and operating earning					
(1)Net sales to unrelated entities	**263,020**	**34,496**	**297,516**	**-**	**297,516**
(2)Transfers between business segments	22	5,157	5,180	(5,180)	-
Total	263,042	39,654	302,696	(5,180)	297,516
Operating expenses	229,555	39,449	269,005	(5,094)	263,910
Operating income	**33,486**	**204**	**33,691**	**(85)**	**33,605**
II. Assets, depreciation and capital expenses					
Assets	**324,866**	**39,125**	**363,991**	**98,332**	**462,324**
Depreciation and amortization	13,544	2,558	16,103	-	16,103
Capital expenses	27,568	3,054	30,623	-	30,623

(2) By Business Lines (details-sales only)

	Full Year		Interim Period			
	FY2001		FY2001		FY2002	
	Million yen	%*	Million yen	%*	Million yen	%*
Pharmaceutical business total	**263,020**	**88.4**	**122,732**	**87.5**	**147,802**	**90.6**
Ethical Pharmaceuticals	248,324	83.5	115,851	82.6	142,111	87.1
OTC drugs	14,695	4.9	6,881	4.9	5,691	3.5
Other business total	**34,496**	**11.6**	**17,460**	**12.5**	**15,368**	**9.4**
Medical supplies and systems	2,984	1.0	1,461	1.0	1,516	0.9
Chemicals and animal health products	22,083	7,4	11,391	8.1	8,463	5.2
Home care business	5,652	1.9	2,709	1.9	3,303	2.0
Others	3,776	1.3	1,898	1.4	2,086	1.3
Grand total	**297,516**	**100.0**	**140,192**	**100.0**	**163,171**	**100.0**

*:Ratio to grand total of each column

(3) By Geographical Areas

	Interim FY2002						
	Japan	North America	Europe	Others	Total	Elimina-tions or corporate	Consoli-dated
I. Sales and operating earning							
(1) Net sales to unrelated entities	**97,658**	**43,906**	**18,848**	**2,757**	**163,171**	**-**	**163,171**
(2) Transfers between business segments	15,145	1,516	6,833	30	23,526	(23,526)	-
Total	112,803	45,423	25,682	2,788	186,698	(23,526)	163,171
Operating expenses	102,823	32,580	21,061	2,324	158,789	(20,930)	137,859
Operating income	**9,979**	**12,843**	**4,620**	**464**	**27,908**	**(2,595)**	**25,312**
II. Assets	**284,404**	**71,311**	**42,290**	**4,610**	**402,617**	**56,753**	**459,370**

	Interim FY2001						
	Japan	North America	Europe	Others	Total	Elimina-tions or corporate	Consoli-dated
I. Sales and operating earning							
(1) Net sales to unrelated entities	**97,507**	**25,929**	**14,477**	**2,278**	**140,192**	**-**	**140,192**
(2) Transfers between business segments	8,422	1,292	3,594	10	13,321	(13,321)	-
Total	105,930	27,222	18,072	2,288	153,513	(13,321)	140,192
Operating expenses	98,777	20,432	16,059	1,949	137,219	(12,564)	124,654
Operating income	**7,153**	**6,789**	**2,012**	**339**	**16,294**	**(756)**	**15,538**
II. Assets	**261,301**	**52,229**	**36,086**	**4,104**	**353,722**	**83,571**	**437,294**

	FY2001						
	Japan	North America	Europe	Others	Total	Elimina-tions or corporate	Consoli-dated
I. Sales and operating earning							
(1) Net sales to unrelated entities	**205,150**	**58,094**	**29,752**	**4,518**	**297,516**	**-**	**297,516**
(2) Transfers between business segments	18,297	3,447	6,728	21	28,495	(28,495)	-
Total	223,448	61,542	36,481	4,540	326,011	(28,495)	297,516
Operating expenses	205,895	47,967	32,899	4,110	290,873	(26,962)	263,910
Operating income	**17,552**	**13,574**	**3,581**	**429**	**35,138**	**(1,532)**	**33,605**
II. Assets	**281,043**	**58,961**	**39,759**	**4,169**	**383,933**	**78,391**	**462,324**

(4)Overseas Sales (Consolidated)

	Interim FY2002 (in million yen)			
	North America	Europe	Others	**Total Overseas**
Ⅰ. Overseas sales (a)	46,831	20,539	6,300	**73,671**
Ⅱ. Consolidated sales (b)	**163,171**			
Ⅲ. Ratio(a / b) in %	28.7	12.6	3.9	**45.1**

	Interim FY2001 (in million yen)			
	North America	Europe	Others	**Total Overseas**
Ⅰ. Overseas sales (a)	28,048	17,255	5,480	**50,784**
Ⅱ. Consolidated sales (b)	**140,192**			
Ⅲ. Ratio(a / b) in %	20.0	12.3	3.9	**36.2**

	FY2001 (in million yen)			
	North America	Europe	Others	**Total Overseas**
Ⅰ. Overseas sales (a)	63,255	34,187	10,636	**108,080**
Ⅱ. Consolidated sales (b)	**297,516**			
Ⅲ. Ratio(a / b) in %	21.3	11.5	3.6	**36.3**

Ⅲ. Supplemental Information

(1) *Prograf* Sales (Upper center or center : billion yen, Lower right : million $ or Euro)

	Interim Period		Full Year		
	FY2001	FY2002	FY2000	FY2001	FY2002 forecast
Japan	2.7	3.1	4.5	5.6	6.3
North America	12.4 $116	20.4 $169	22.6 $199	28.5 $263	38.7 $324
Europe	7.2 Euro71	10.7 Euro100	13.9 Euro114	15.2 Euro153	21.4 Euro202
Others	0.6	0.9	0.8	1.3	1.9
Total	22.9	35.1	41.8	50.6	68.3

These amount in $ and Euro in this table are the sales figures compiled at each subsidiaries in respective areas.

(2) Sales of Ethical Pharmaceuticals by Therapeutic Category

Consolidated	Full Year		Interim Period				
	FY2001		FY2001		FY2002		
	Million yen	% to total	Million yen	% to total	Million yen	Million US$	% to total
Nervous system and sensory organs drugs	33,334	13.4	16,067	13.9	19,609	164	13.8
Cardiovascular and respiratory drugs	41,854	16.9	20,338	17.6	24,910	209	17.5
Digestive system drugs	5,366	2.2	2,108	1.8	3,241	27	2.3
Metabolic drugs	51,354	20.7	23,071	19.9	35,505	297	25.0
Anti-allergy drugs	16,130	6.5	6,622	5.7	5,432	45	3.8
Antibiotics and biological preparations	75,921	30.6	35,956	31.0	37,723	316	26.5
Other drugs	12,712	5.1	6,098	5.3	10,187	85	7.2
Process Fees	7,815	3.1	3,868	3.3	3,599	30	2.5
Royalty Income	3,834	1.5	1,718	1.5	1,902	16	1.3
Total	248,324	100.0	115,851	100.0	142,111	1,190	100.0

(3) Sales of Top 15 Products

Product Name	Generic Name	Full Year		Interim Period		Full Year	(in billion yen)
		FY2000 results	FY2001 results	FY2001 results	FY2002 results	FY2002 forecast	Product Category
1. ***Prograf***	tacrolimus	**41.8**	**50.6**	**22.9**	**35.1**	**68.3**	Immunosuppressant
2. ***Cefzon***	cefdinir	**33.9**	**29.1**	**13.5**	**13.1**	**30.4**	Oral cephalosporin
3. ***Adenoscan***	adenosine	**11.1**	**13.1**	**6.0**	**9.2**	**18.5**	Pharmacologic stress agent
4. ***Nivadil***	nilvadipine	**15.4**	**14.2**	**7.3**	**6.6**	**13.2**	Antihypertensive
5. ***Cefamezin***	cefazolin	**13.0**	**11.8**	**5.9**	**5.8**	**11.3**	Injectable cephalosporin
6. ***AmBisome***	liposomal amphotericin B	**5.9**	**7.7**	**3.3**	**5.6**	**10.6**	Antifungal
7. ***Intal***	sodium cromoglycate	**15.7**	**16.0**	**6.5**	**5.4**	**13.8**	Anti-asthmatic and anti-allergic
8. ***Cefspan***	cefixime	**10.0**	**9.7**	**5.2**	**4.9**	**9.4**	Oral cephalosporin
9. ***Dogmatyl***	sulpiride	**8.4**	**8.6**	**4.4**	**4.3**	**8.4**	Anti-ulcer and neuroleptic
10. ***Protopic***	tacrolimus	**-**	**1.3**	**-**	**3.8**	**8.5**	For atopic dermatitis
11. ***Rescula***	isopropyl unoprostone	**10.0**	**7.7**	**4.0**	**3.6**	**7.4**	Antiglaucoma
12. ***Luvox***	fluvoxamine maleate	**4.2**	**6.3**	**3.1**	**3.1**	**6.6**	Antidepressant
13. ***Adenocard***	adenosine	**2.7**	**2.4**	**1.0**	**2.7**	**3.2**	Anti-arrythimia
14. ***Myslee***	zolpidem	**-**	**1.2**	**-**	**2.2**	**5.9**	Hypnotic
15. ***Gramalil***	tiapride	**3.9**	**4.0**	**2.0**	**2.0**	**3.8**	Psychotics
Currency conversion rate used		113.49	108.42	106.94	120.78	119.50	(Average yen/US$ rate for Jan.-Jun. or Jan.-Dec.)

Products Under Clinical Development

November 8, 2001

Product Name	Generic Name	Product Category	Stage (Japan)	Remarks
Prograf	tacrolimus (FK506)	Immunosuppressant (suppression of organ rejection in heart transplant)	sNDA Approved ('01/6)	New indication Phase 3 in Europe
	micafungin (FK463)	Antifungal (deep-seated fungal infection)	Filed ('01/6)	Phase 3 in USA & Europe
Prograf	tacrolimus (FK506)	Immunosuppressant (chronic rheumatoid arthritis)	Phase 3	New indication Phase 3 in USA Phase 2 in Europe
Protopic	tacrolimus (FK506)	Immunosuppressant (atopic dermatitis ointment for pediatric use)	Phase 3	New indication NDA Filed in Europe ('00/8)
ReoPro	abciximab	Monoclonal antibody to GP II b/III a receptors (prevention of cardiac ischemic complications after PTCA)	Phase 2	Licensed from Centocor
	(FK960)	Antidementia (alzheimer's disease)	Phase 2	Phase 2 in USA
	(FK317)	Anticancer antibiotic (solid cancer)	Phase 2	Phase 1 in USA
	(FK614)	Insulin sensitizer (non-insulin dependent diabetes mellitus(NIDDM))	Phase 2	Phase 2 in USA
Prograf	tacrolimus (FK506)	Immunosuppressant (lupus nephritis)	Phase 2	New indication
	tacrolimus (FK506)	Immunosuppressant (vernal conjunctivitis and perennial allergic conjunctivitis (eye drops))	Phase 2	
Prograf	tacrolimus (FK506)	Immunosuppressant (inflammatory bowel disease)	Phase 2	New indication
	(FK778)	Immunosuppressant (suppression of organ rejection in liver and kidney transplants)		Phase 2 in Europe
	(FK228)	Anticancer		In preparation of Phase 2 in USA

Changes from the previous announcement (May, 2001)

- In Japan, an sNDA of Prograf for suppression of organ rejection in heart transplant was approved in June 2001.
- Phase 3 study of Prograf for suppression of organ rejection in heart transplant in Europe was added.
- sNDAs of Prograf granular formulation for suppression of organ rejection in heart transplant and myasthenia gravis were approved in Japan in June 2001.
- Status of micafungin in Japan progressed to "filed" from "to be filed" in June 2001.
- Development of Zenarestat was discontinued in October 2001, due to lack of efficacy enough to file an sNDA.
- European development plan of Prograf for inflammatory bowel disease in order to seek regulatory approval as a new indication was discontinued in July 2001.
- FK778 was newly added to the list because Phase 2 started in Europe in August 2001.

#####

[Summary English Translation]

BUSINESS REPORT for Interim FY 2002

From April 1, 2001
To September 30, 2001

<Contents>

Fujisawa Pharmaceutical Co., Ltd.

To Our Shareholders

Message from the President

- omitted -

Financial Highlights

	Interim Financial Results (Consolidated)		Interim Financial Results (Non-consolidated)	
Net sales (million yen)	163,171	(116.4%(i))	106,550	(108.8%(i))
Operating income (million yen)	25,312	(162.9%(i))	9,214	(144.5%(i))
Recurring income (million yen)	25,828	(151.2%(i))	16,685	(192.8%(i))
Net income (million yen)	13,212	(145.5%(i))	10,282	(250.3%(i))
Per share profit (yen)	40.77	(28.16(ii))	31.73	(12.73(ii))
Per share interim dividend (yen)	-		6.00	(6.00 (ii))
Total assets (million yen)	459,370	(462,324(iii))	415,066	(424,317(iii))
Shareholders equity (million yen)	301,130	(278,581(iii))	303,268	(287,530(iii))
NAV per share (yen)	916.93	(863.12(iii))	923.43	(890.43(iii))

(i) as compared to Interim FY2001

(ii) result of Interim FY2001

(iii) as compared to Full Year Period FY2001

Business Report

- omitted -

(The content is substantially similar to the information in "Brief Statement of Interim Financial Results" dated November 8, 2001 attached herewith.)

Financial Statements

- omitted -

(The content is substantially similar to the information in "Brief Statement of Interim Financial Results" dated November 8, 2001 attached herewith.)

Top Interview

- omitted -

Topics

- omitted -

Stock Information & Company Profile

Stock Information (as of September 30, 2001)

1. Total Number of Shares

- Number of Authorized Shares: 800,000,000
- Outstanding Shares: 328,415,930

2. Total Number of Shareholders and the average number of shares held by a shareholder

- Total Number of Shareholder: 20,637
- Average Number of Shares held by a shareholder: 15,914

3. Major Shareholders

Name of Shareholders	Number of Shares held (thousand)	Percentage (%)
Nippon Life Insurance Company	25,668	7.82
Japan Trustee Services Bank, Ltd. (1)	18,120	5.52
The Chase Manhattan Bank, N.A. London	14,875	4.53
The Tokai Bank, Limited	13,461	4.10
The Mitsubishi Trust and Banking Corporation (1)	11,134	3.39
Daido Life Insurance Company	10,610	3.23
NIPPONKOA Insurance Co., Ltd.	9,016	2.75
The Bank of Tokyo-Mitsubishi, Ltd.	7,772	2.37
The Mitsubishi Trust and Banking Corporation (2)	5,700	1.74
The Dai-Ichi Kangyo Bank, Limited	5,672	1.73

(1) These shareholders' holdings relates to their respective trust businesses.

(2) These shares are held for a retirement allowance account and for the account of The Toyo Trust and Banking Company, Limited.

Company Profile (as of September 30, 2002)

- Inauguration of the business: January 10, 1894
- Establishment of the Company: December 20, 1930
- Share Capital: 37,237 (million Yen)
- Principal contents of business: Manufacture and Sale of ethical pharmaceuticals, OTC drugs, medical supplies and systems and industrial chemicals and animal health products, and Business relating to home medical care services.
- Number of Employees: 4,912
- Principal offices:

  Osaka Heal Office: 4-7, Doshomachi 3-chome, Chuo-ku, Osaka
  Tel: 06 (6206) 7867

  Tokyo Head Office 2-10, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
  Tel: 03 (3279) 0871

  Branches: (omitted)

  Laboratories: (omitted)

  Factories: (omitted)
- Directors, Corporate Auditors and Officers

Akira Fujiyama	Representative Director and Chairman	Kohei Adachi	Standing Corporate Auditor
Michio Iida	Representative Director, Vice Chairman and Chief Financial Officer	Tateo Horita	Standing Corporate Auditor
Hatsuo Aoki, Ph. D.	Representative Director, President and Chief Executive Officer	Yoshiharu Senoue	Standing Corporate Auditor
Koichi Sejima	Representative Director, Corporate Executive Vice President and Chief Administrative Officer	Masahiko Kimbara	Corporate Auditor
Tomokichiro Fujisawa, Ph. D.	Director and Chairman Emeritus		
Akiro Kojima	Director		
Kanji Kobayashi	Director		

Noboru Maeda	Corporate Executive Vice President	Hideo Fukumoto	Corporate Vice President
Takeshi Shimomura	Corporate Executive Vice President	Hirofumi Onosaka	Corporate Vice President
Shuji Inoue	Corporate Senior Vice President	Naoki Fujimoto	Corporate Vice President
Masanobu Kohsaka, Ph. D.	Corporate Senior Vice President	Masao Shimizu	Corporate Vice President
Hideo Tanaka	Corporate Senior Vice President	Hiroaki Horii	Corporate Vice President
Masafumi Nogimori	Corporate Senior Vice President	Hitoshi Ohta	Corporate Vice President
Tadahiko Inoue	Corporate Vice President	Toshio Goto, Ph. D.	Corporate Vice President
Susumu Honda	Corporate Vice President		

Note

I) The Toyo Trust and Banking Company, Limited, the transfer agent of the Company, has changed its trade name to UFJ Trust Bank Limited on January 15, 2002.

II) Several amendments to the Commercial Code of Japan have become effective on October 1, 2001. As a result of the amendments, (i) the face value system was abolished and therefore all the shares of the Company have become no-par value shares and (ii) the former unit share system (*tan-i kabu*) was abolished and a new unit share system (*tan-gen kabu*) has been introduced. Under the new unit system, One unit (*tan-gen*) consists of 1,000 shares of the Company and has one voting right.

EXHIBIT C

ENGLISH DOCUMENTS

Attached are the English documents referred to in ANNEX A - B.

Title : Fujisawa Pharmaceutical and Japan Tobacco Sign Agreement in Development and Marketing of JTE-522

Release Date : 2002/01/30

Tokyo/Osaka, January 30, 2002 --- Fujisawa Pharmaceutical Co., Ltd. (Fujisawa) (TSE: 4511) and Japan Tobacco Inc. (JT) (TSE: 2914), today announced that they have signed an agreement for JTE-522, JT's oral anti-inflammatory agent, which is currently in the late stage of its phase 2 clinical study. The agreement grants Fujisawa a license for co-development in the phase 3 clinical trial and co-marketing of this compound with JT in Japan. JT will market JTE-522 jointly with Fujisawa through its subsidiary, Torii Pharmaceutical Co., Ltd.

JTE-522 is a highly selective inhibitor of Cyclooxygenase-2 (COX-2), an enzyme that produces substances reinforcing inflammation, fever and pain at inflamed areas.

Other non-steroidal anti-inflammatory drugs already marketed in Japan inhibit not only COX-2 but also Cyclooxygenase-1 (COX-1). COX-1 is present in most human tissues to maintain homeostatic functions, and thus, an inhibition of this enzyme produces undesirable side effects such as gastro-intestinal disorder. JTE-522, on the other hand, inhibits COX-2 specifically and is expected to reduce this type of side effect dramatically.

With the introduction of JTE-522, Fujisawa expects to strengthen its product line in the anti-inflammatory drugs, a strategically important area for Fujisawa. JT expects to accelerate the speed of the clinical development and market launch of this agent as well as maximize value of JTE-522 through the strategic alliance with Fujisawa.

Company Profile

Fujisawa Pharmaceutical Co., Ltd.

Headquarters	: (Osaka) 3-4-7 Dosho-machi, Chuo-ku, Osaka (Tokyo) 2-2-10 Nihonbashihoncho, Chuo-ku, Tokyo
President	: Hatsuo Aoki
Capital	: 32,045 million yen (March 2001)
Sales	: 297.5 billion yen (consolidated / year-ended March 2001)
No. of Employees	: 8,288 (consolidated / as of March 31, 2001)

JT (Japan Tobacco Inc.)

Headquarters	: 2-2-1 Toranomon, Minato-ku, Tokyo
President and CEO	: Katsuhiko Honda
Capital	: 100 billion yen
Sales	: 4,501.7 billion yen (consolidated / year ended March 2001)

No. of Employees : 40,237 (consolidated / as of March 31, 2001)

#######

Investor Relations IR情報

Title : Import Approval of "PathVysion HER-2 DNA Probe Kit"

Release Date : 2002/01/22

Japan, January 22, 2002 - Fujisawa Pharmaceutical Co., Ltd., today announced that the Company has obtained from the Ministry of Health, Labor and Welfare (MHLW) an import approval for "PathVysion HER-2 DNA Probe Kit" (PathVysion), which is a diagnostic kit targeting human gene in Japan.

HER-2 gene is located on human chromosome 17, related to regulate differentiation, proliferation and survival of cells and plays a key role in the proliferation of carcinoma. It has been observed that HER-2 gene amplification or protein overexpression was found in patients with breast and various other cancers. PathVysion is an in-vitro diagnostic kit used to detect amplification of HER-2 gene in human breast cancer tissues and/or cells accurately by FISH (fluorescence in situ hybridization), which is a technology to detect gene by using fluorescence labeled DNA probe.

In June 2001, Nippon Roche Co., Ltd. launched "Herceptin" (generic name: trastuzumab) for the treatment of advanced breast cancer with HER-2 overexpression. Since then, PathVysion has attracted much attention from a lot of Japanese physicians and pathologists as an accurate kit to select patients for the purpose of administering "Herceptin".

PathVysion, which was originally developed by Vysis, Inc. of the US, was approved by the US FDA in December, 1998, and is now commercially available in more than 50 countries of the world. In Japan, Fujisawa filed the application of PathVysion with MHLW in June 2001, and now with import approval obtained, will launch PathVysion probably around March 2002.

#######

Title : Fujisawa Deutschland GmbH Starts the Operations

Release Date : 2002/01/09

Japan, January 9, 2002 - Fujisawa Pharmaceutical Co., Ltd., today announced that Fujisawa Deutschland GmbH (Munich, Germany), the new German subsidiary of Fujisawa GmbH, has started its operations. Fujisawa Deutschland GmbH has been formed through the merger of the German operations of Fujisawa GmbH into Klinge Pharma GmbH. Sales of Fujisawa Deutschland GmbH are projected to be Euro 220 million in 2002 with 770 employees.

This is the second step of the reorganization plan of Fujisawa's European operations in order to improve operational efficiency and profitability, which was announced in January 2001. Prior to the merger, Fujisawa GmbH, as the European headquarters of Fujisawa, had acquired the remaining minority stake at Klinge (9.5%) and made it a wholly owned subsidiary.

Fujisawa Deutschland GmbH focuses on sales and marketing activities, covering both hospital and general practitioner market in German speaking countries (Germany, Austria and Switzerland) under the direction of Fujisawa GmbH. Product portfolio of Fujisawa Deutschland includes the immunosuppressant Prograf, the oral cephalosporin antibiotic Suprax, the lipid-lowering agent Cranoc, anti-asthmatics and oncology products. Protopic for atopic dermatitis will be soon added. Further, in order to reinforce the product portfolio of not only Fujisawa Deutschland, but the entire European operations of Fujisawa in-licensing and product acquisition activities will be also pursued.

Protopic has been launched in Switzerland, the first in Europe since January 1, 2002 and is also in a final stage of the approval process in the European Union.

#######

Investor Relations IR情報

Title : Fujisawa Licenses Rights to Tacrolimus-coated Stents to JOMED

Release Date : 2001/12/19

Japan, December 19, 2001 - Fujisawa Pharmaceutical Co., Ltd., today announced that it has executed a licensing agreement with JOMED N.V. of the Netherlands whereby JOMED has acquired worldwide rights to tacrolimus for coated stents.

In order to prevent restenosis, medical device companies are developing stents coated with an immunosuppressive drug or an anticancer drug in the US and Europe. Restenosis is a major obstacle in the minimally invasive therapy of coronary heart disease with balloon dilatation and stent implantation since 20-40% of these patients have to be re-treated 3-6 months after dilatation or implantation. Though there are no drug-coated stents in the market place at this time, it is estimated that the world market for drug-coated stents would be about 400 billion yen around 2005.

Tacrolimus is active ingredient of both the immunosuppressant Prograf and Protopic for the treatment of atopic dermatitis. When coated on stents, tacrolimus is expected to have effects reducing the risk of restenosis. Under the licensing agreement, JOMED, the leading European developer and marketer of products for minimally invasive vascular intervention, will start clinical development of tacrolimus-coated stents in Europe in 2001 with the launch expected around 2003. Fujisawa will receive milestone payments and royalty on future sales of tacrolimus-coated stents. Further, Fujisawa will supply tacrolimus to JOMED.

#######

Investor Relations IR情報

Title : Fujisawa will Tie-up with Aventis Pharma for the Sales of Targocid Injection. A Glycopeptide Antibiotic in Japan

Release Date : 2001/11/14

Japan, November 14, 2001 - Fujisawa Pharmaceutical Co., Ltd., today announced that Fujisawa has signed with Aventis Pharma Ltd. a basic agreement to conclude a distribution and co-promotion of Targocid Injection, a glycopeptide antibiotic, in Japan.

Targocid Injection, a glycopeptide antibiotic having a strong antibacterial effect on MRSA in comparison to existing products, has been imported and sold by Aventis Pharma Ltd., since its launch in Japan in July 1998. Fujisawa and Aventis Pharma Ltd. now have reached a basic agreement where Targocid Injection is sold through Fujisawa's distribution channel with promotional activities to be carried out mainly by Fujisawa from January 1, 2002. Aventis Pharma Ltd. will continue to be the import license holder as before.

With this tie-up, Aventis Pharma can more focus on its core global strategic products in Japan, while Fujisawa is able to further strengthen its established anti-infective franchise and product portfolio. Both companies have already established a cooperative alliance with an anti-allergy drug, "Intal" (sodium cromoglicate) Matching of both companies' business interest and mutual trust are the basis for this tie-up.

#######